Exhibit 99.(k)(3)

DISTRIBUTION AND SERVICE PLAN

WHEREAS, TPG Private Markets Fund (the “Fund”) is engaged in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940 (the “Act”); and

WHEREAS, the Fund is relying on exemptive relief permitting it to offer multiple classes of shares (the “Exemptive Relief”) and, as a condition to the Exemptive Relief, the Fund is subject to Rule 12b-1 (“Rule 12b-1”) under the Act; and

WHEREAS, the Fund has established three separate classes of interests of beneficial interest (the “Shares”) designated as Class A (the “Class A Shares”), Class I (the “Class I Shares”) and Class F (the “Class F Shares”) and may create additional classes in the future; and

NOW, THEREFORE, the Fund hereby adopts, and iCapital Markets LLC, the Fund’s distributor (the “Distributor”), hereby agrees to the terms of, this distribution and service plan, now subject to Rule 12b-1 (the “Plan”) on the following terms and conditions:

1.    The Fund may pay to the Distributor and other affiliated broker-dealers, unaffiliated broker-dealers, financial institutions and/or intermediaries as compensation for the provision of services provided and expenses incurred relating to the offering and marketing of a class of shares, fees as set forth in Schedule A hereto, as may be amended from time to time.  Such fees shall be calculated and accrued monthly and paid monthly or at such other intervals as the Fund and the Distributor shall mutually agree.

2.    Any service fees may be paid for the provision of “personal service and/or the maintenance of shareholder accounts” as provided for in Rule 2341 of the Financial Industry Regulatory Authority (“FINRA”) Conduct Rules, including (i) expenditures for overhead and other expenses of the Distributor and other affiliated and unaffiliated broker-dealers, (ii) telephone and other communications expenses relating to the provision of shareholder services and (iii) compensation to and expenses of financial advisors and other employees of the Distributor and other affiliated and unaffiliated broker-dealers for the provision of shareholder services.  If FINRA amends the definition of “service fee” or adopts a related definition intended to define the same concept, the services provided under the Plan shall be automatically amended, without further action of the parties, to conform to such definition.

3.    This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Fund’s Board of Trustees (the “Board”) and (b) those trustees of the Fund who are not “interested persons” of the Fund, as defined in the Act (“Independent Trustees”), in accordance with the requirements of the Act.

4.    This Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 3 hereof.

5.    The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended under the Plan.

6.    This Plan may be terminated at any time without penalty with respect to a class of shares of the Fund by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of such class.  This Plan shall terminate automatically upon assignment.

7.    This Plan may not be amended to increase materially the amount payable hereunder by a class of shares unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding voting securities of such class, and no material amendment to this Plan shall be made unless approved in the manner provided in Paragraph 3 hereof.

8.    While this Plan is in effect, the selection and nomination of the Independent Trustees shall be committed to the discretion of the Independent Trustees then in office.

9.    The Distributor may direct that all or any part of the amounts receivable by it under this Plan be paid directly to its affiliates or other broker-dealers, financial institutions and/or intermediaries that provide shareholder services.  All payments made hereunder pursuant to the Plan shall be in accordance with the terms and limitations of the FINRA Conduct Rules.

10.    The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

11.    The obligations of the Fund hereunder are not personally binding upon, nor shall be held to the private property of, any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund’s property allocable to the applicable class(es) of shares shall be bound.

12.    This Plan only relates to those classes of shares stated on Schedule A hereto and the fees determined in accordance with Paragraph 1 hereof shall be based upon the month-end net assets of the Fund attributable to the applicable class of shares.

IN WITNESS WHEREOF, the Fund and the Distributor have executed this Plan as of the day and year set forth below in New York, New York.

Dated:       June 9, 2025

iCAPITAL MARKETS LLC:		TPG PRIVATE MARKETS FUND:

By:	/s/ Michael Keogh	By:	/s/ Nick Veronis
Name:	Michael Keogh	Name:	Nick Veronis
Title:	Authorized Signatory	Title:	Trustee and President

SCHEDULE A

1.	Class A — The Class A Shares shall pay a fee at the annual rate of 1.00% of the aggregate net asset value of Class A Shares, determined and accrued as of the last day of each calendar month (before any repurchases of Shares).

2.	Class I — The Class I Shares shall pay a fee at the annual rate of 0.30% of the aggregate net asset value of Class I Shares, determined and accrued as of the last day of each calendar month (before any repurchases of Shares).

3.	Class F — No compensation shall be payable under this Plan with respect to the Class F Shares.